UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

September 27, 2005

Mitsubishi Tokyo Financial Group, Inc.

To whom it may concern:

We have been informed by UFJ Holdings, Inc., with which we are planning to merge on October 1, 2005, that it made public the attached information today. Since UFJ Holdings’ stock was delisted from the Tokyo Stock Exchange today in preparation for the above-referenced merger, UFJ Holdings is no longer able to make submissions via TDnet (Timely Disclosure network of the Tokyo Stock Exchange). Accordingly, we hereby submit the attached information via TDnet on behalf of UFJ Holdings.

The forward-looking statements and other information relating to UFJ Holdings, Inc. (such statements and information are hereafter referred to as the “Forward-Looking Statements”) contained in the attached information are not historical facts and include, reflect or are otherwise based upon, among other things, UFJ Holdings’ current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that the UFJ Holdings’ management will strive to achieve through the successful implementation of its business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For the important factors that could cause these differences, please see UFJ Holdings’ latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. Neither we nor UFJ Holdings are under any obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

September 27, 2005

UFJ Holdings, Inc.

Full Redemption of Subordinated Bonds Subscribed by The Resolution and

Collection Corporation

UFJ Holdings, Inc. (“UFJ”) hereby gives notice that UFJ has agreed with relevant authorities to redeem JPY 100,000 million subordinated bonds subscribed by The Resolution and Collection Corporation by exercising option for redemption at the end of September prior to maturity. By the redemption, all the subordinated bonds of UFJ Group issued to the government (total issue amount : JPY 350,000 million) will have been fully redeemed.

Outline of the subordinated bonds to be redeemed prior to maturity:

Governing law	Financial Reconstruction Law
Name	Second series perpetual unsecured subordinated bonds of UFJ Holdings, Inc. with clause for redemption prior to maturity (Original issuing company : The Sanwa Bank, Limited)

Original issue amount	JPY 100,000 million

Redemption amount	JPY 100,000 million

Interest rate	6-month yen LIBOR + 0.34% (Until September 30, 2004) 6-month yen LIBOR + 1.34% (On and after October 1, 2004)

Date of redemption	September 30, 2005